Gordon ▪ Feinblatt
Rothman Hoffberger & Hollander, LLC

Andrew D. Bulgin 410.576.4280 Fax 410.576.4196 abulgin@gfrlaw.com	Attorneys at Law 233 East Redwood Street Baltimore, Maryland 21202-3332 410.576.4000 www.gfrlaw.com

October 31, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Clampitt, Senior Staff Attorney

Re:	Post-Effective Amendment No. 6 to Registration Statement on Form SB-2 on Form S-1/A (File No. 333-135330) KH Funding Company

Dear Sir/Madam:

On behalf of KH Funding Company (the “Company”), we hereby transmit for filing a Post-Effective Amendment No. 6 to a Registration Statement on Form SB-2 (File No. 333-135330) on Form S-1.

Under separate cover, we have transmitted via EDGAR a marked copy of the Registration Statement, to show the additions and deletions. Please note that the Registration Statement incorporates changes requested by the Maryland Division of Securities.

Also attached hereto, please find the Company’s request for acceleration of the effectiveness of the Registration Statement, to 12:00 p.m. on Monday, November 3, 2008 or as soon thereafter as is practicable.

Securities and Exchange Commission
October 31, 2008

Please contact the undersigned at (410) 576-4280 with any questions or comments.
Yours truly,

/s/ Andrew D. Bulgin

Andrew D. Bulgin